August 21, 2007

Mail Stop 4561

*By U.S. Mail and facsimile to (212) 894-7474*

Steven Roth
Chairman and Chief Executive Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York  10019

>        **Re:     Vornado Realty Trust**
>                 **Definitive 14A**
>                 **Filed April 26, 2007**
>                 **File No. 001-11954**

Dear Mr. Roth:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments.  Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  Please do so within the time frame set forth below.  You should comply with the remaining comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis

1.  Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you state that you rely on your judgment about each individual – and not rigid formulas or short-term changes in business performance – in determining the amount and mix of compensation elements and that key factors affecting your judgment include: total return to shareholders during the year, actual performance compared to financial, operational and strategic goals, the nature, scope and level of responsibilities, contribution to the company's financial results and contribution to the company's commitment to corporate responsibility. Analyze how the committee's consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered. In addition, please analyze how competitive market compensation paid by other companies that operate in your business, or that compete for the same talent pool, is used in determining the amount of compensation you pay.

2.  We note a significant disparity in the stock awards to Mr. Roth and Mr. Fascitelli as opposed to the other named officers. Although you provide some individualized discussion of Mr. Roth's compensation, please expand your discussion to provide a detailed analysis of how and why the compensation of both Mr. Roth and Mr. Fascitelli differs from that of the other named executive officers. If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis. Refer to Item 402 (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Role of Corporate Governance and Nominating Committee, the Compensation Committee, the CEO and President

3.  We note your Chief Executive Officer, your President and the compensation committee together assess the performance of your named executive officers and determine their compensation, based on the initial recommendations of your Chief Executive Officer and your President. Please expand your disclosure to discuss the role of each of Mr. Roth and Mr. Fascitelli in your compensation processes and their input during the crafting of compensation packages. Discuss in greater detail the process by which your Chief Executive Officer and your President work with the compensation committee in establishing measures, targets and similar items that affect their compensation.

Role of Compensation Consultants

4.  We note that you and the compensation committee consult with one or more executive compensation experts from time to time and consider the compensation

levels of companies within your industry and other industries that compete for the same talent. We further note that the compensation committee has retained Watson, Wyatt & Company to provide future assistance in reviewing your overall compensation plan, its objectives and implementation. Please disclose the material elements of the instructions or directions the compensation committee gave this or any other consultant and identify the other compensation experts with whom you or the compensation committee consulted. See Item 407(e)(3)(iii) of Regulation S-K. This would include any planned changes to compensation policies and procedures, including any changes after the fiscal year's end. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Annual Bonus

5. We note that from time to time you may pay additional special bonuses and that these bonuses are based upon your evaluation of each executive's individual performance during the prior year in the context of your assessment of the overall performance of the company and the executive's business unit or function in meeting the budgeted financial and other key goals established for the company and the executive's business unit or function. Please disclose any performance targets or goals, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Out-Performance Units ("OPP Units")

6. We note your discussion of the OPP units and that you compensated your senior executives for 2005 performance with OPP units in lieu of other annual equity–based incentive compensation. We further note that the OPP Plan covered the three-year period from March 15, 2006 to March 14, 2009. Please explain how the OPP units compensated your senior executives for 2005 performance, describe how it was determined that the benchmarks were fully achieved as of January 12, 2007, and discuss whether any decrease in share price within the three-year period would impact the achievement of the benchmarks.

Retirement and 401(k) Plans

7. We note that your defined benefit plan was terminated in 1997 and that three of the named executive officers are participants. Please briefly describe any benefits that the named executive officers are owed under the plan and discuss how the termination of the plan fit into your overall compensation objectives.

Summary Compensation Table

8.  We note the All Other Compensation Table and the amounts in the 'Other' column in particular. If the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please revise accordingly. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Employee Retirement Plan

9.  We note your disclosure regarding your employee retirement plan that was frozen effective December 31, 1997, and the estimated annual benefits. This employee retirement plan appears to be the type of plan that would require inclusion in the table required by Item 402(h) of Regulation S-K. Please refer to Instruction 1 to Item 402(h) of Regulation S-K and revise accordingly.

Severance and Change of Control Arrangements

10. We note that Mr. Macnow's employment agreement appears to provide a lump sum payment of three times the sum of his annual base compensation plus the average of the annual bonuses earned by him in the two fiscal years, immediate vesting of equity awards and continuation of benefits if he terminates his employment due to the failure of the company to renew the agreement upon expiration. Please expand your disclosure to clarify this definition of "good reason" and discuss whether the agreements of other senior executives contain similar provisions.

11. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. Please consider a tabular presentation of aggregate awards under the various scenarios. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Certain Relationships and Related Transactions

12. We note that you review all relationships and transactions in which you and your significant shareholders, trustees and your executive officers or their respective immediate family members are participants to determine whether such persons have a direct or indirect material interest in the transaction. Please provide additional information describing your policies and procedures, such as any standards to be applied pursuant to such policies or whether such policies are in writing. Refer to

Item 404(b)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,


Jennifer Gowetski
Attorney-Advisor